blockchain industries, INC.

730 ARIZONA AVE, SUITE 220,

SANTA MONICA, CA 90401

May 21, 2018

William H. Thompson

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blockchain Industries, Inc.
Form 10-K for Fiscal Year Ended April 30, 2017
Filed August 30, 2017 Form 10-Q for Fiscal Quarter Ended July 31, 2017 Filed August 31, 2017
File No. 0-51126

Dear Mr. Thompson:

By letter dated January 31, 2018, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Blockchain Industries, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K filed on August 30, 2017 and the Company’s Form 10-Q filed on August 31, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Item 9A. Controls and Procedures

General

1.	Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report Refer to Item 307 of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that the Company has updated our filing to disclose the conclusions of our principal executive officer and principal financial officer regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report.

Evaluation of and Report on Internal Control over Financial Reporting, page 6

2.	We note your disclosure that management concluded that the company’s internal control over financial reporting was not effective. Please revise your disclosure in future filing to disclose any material weaknesses in your internal control over financial reporting identified by management and the actions you intend to take to remediate the material weaknesses. Refer to Item 308(a)(3) of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that the Company has updated our filing to disclose any material weaknesses in our internal control over financial reporting identified by management and the actions we intend to take to remediate the material weaknesses. In addition, we will continue to provide this requested information on all future filings.

3.	Item 308(c) of Regulation S-K requires disclosure of any changes in internal control over financial reporting that occurred during the last fiscal quarter (your fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Please revise your disclosure to comply with Item 308(c) of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that the Company has updated our filing to conform with the requirements of Item 308(c) of Regulation S-K to disclose any changes in internal control over financial reporting that occurred during the last fiscal quarter (our fourth quarter) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Part III, page 8

4.	Please provide the information required by Items 10, 11, 12, and 13 of Regulation S-K or explain to us why the required disclosures are not required.

RESPONSE: We respectfully submit to the Staff that the Company has updated our filing to provide the information required by Items 10, 11, 12, and 13 of Regulation S-K.

Signatures, page 10

5.	Please refer to General Instruction D(2)(a) to Form 10-K and revise the signature page to include the signatures of your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions in the second signature block.

RESPONSE: We respectfully submit to the Staff that the Company has updated our filing to include the signature of Patrick Moynihan, who currently serves as the Company’s principal executive officer and director, Robert Kalkstein, who currently serves as principal financial officer, and also included the signature of Max Robbins, a member of the board of directors. Mr. Moynihan and Mr. Robbins constitute the full board membership.

Exhibits 31.1 and 31.2

6.	Please revise to include certifications signed by your principal financial officer, or persons performing similar functions, in their capacities as such. Please note that this is also applicable to your report on Form 10-Q for fiscal quarter ended July 31, 2017. Refer to Item 601(b)(31)(i) of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, our filing will contain new certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which will be filed as exhibits to our filing. We will also do same with respect to our Form 10-Q for the fiscal year quarter ended July 31, 2017, which will be filed as an amendment to our 10-Q, and will be filed simultaneously with this filing.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Patrick Moynihan

Patrick Moynihan

Chief Executive Officer

Blockchain Industries, Inc.

730 Arizona Ave, Suite 220

Santa Monica, CA 90401